MELI KASZEK PIONEER CORP

78 SW 7TH ST

INDIVIDUAL OFFICE NO. 07-156

MIAMI, FL 33130
TEL +598 — 2927 — 2770

ANGEL URIBE

EMAIL: angel@melikaszek.com

August 17, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Attention: Mr. William Demarest

Ms. Shannon Menjivar

Washington, D.C. 20549

Re:

MELI Kaszek Pioneer Corp

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 17, 2022

File No. 001-40847

Dear Mr. Demarest and Ms. Menjivar:

MELI Kaszek Pioneer Corp, a Cayman Islands exempted company (the “Company,” “MEKA,” “we” or “us”), responds below to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) filed on February 17, 2022 (File No. 001-40847), contained in your comment letter dated August 8, 2022 (the “Comment Letter”).

For convenience of reference, the Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company. Please include an example of your intended disclosure in your response.

Response:

The Company’s sponsor, MELI Kaszek Pioneer Sponsor LLC, a Cayman Islands limited liability company, may be a foreign person for CFIUS purposes.

The Company proposes to include in its quarterly report on Form 10-Q for the quarter ended September 30, 2022 a risk factor disclosing the risk that the Company may not be able to complete an initial business combination with a U.S. target company or a foreign company with U.S. subsidiaries should the transaction be subject to review by a U.S. government entity, such as CFIUS. The text of the proposed new disclosure is set forth below:

We may be deemed a “foreign person” under the regulations relating to the Committee on Foreign Investment in the United States (“CFIUS”), and our failure to obtain any required approvals within the requisite time period may require us to liquidate.

CFIUS has authority to review direct or indirect investments by foreign persons in U.S. businesses. Under the CFIUS regulations, foreign investors may be required to make mandatory filings and pay filing fees related to such filings. Also, CFIUS has the authority to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to that investment choose not to file voluntarily or at the request of CFIUS. If CFIUS determines an investment to be a threat to national security, CFIUS has the power to block or impose mitigation measures on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. Certain investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in a U.S. business involved in activities relating to “critical technologies,” “critical infrastructure” or “sensitive personal data” also are within the jurisdiction of CFIUS.

Our sponsor is a Cayman Islands limited liability company and is controlled by Kaszek Ventures Opportunity II, LP, a Cayman Islands exempted limited partnership (“Kaszek”), and MELI Capital Ventures LLC, a Cayman Islands limited liability company controlled by MercadoLibre, Inc., a Delaware corporation (“MELI”). Thus, our sponsor may be deemed to be a foreign person for CFIUS purposes. Our sponsor currently owns 12,739,286 Class L ordinary shares of the Company and 975,000 Class A ordinary shares of the Company. The co-managers of the sponsor, Kaszek and MELI, by virtue of their shared control over our sponsor, may be deemed to beneficially own the Class A ordinary shares and Class L ordinary shares held by our sponsor. In addition, certain members of our Board are non-U.S. persons.

The Company may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. Although the Company intends to focus its search for an initial business combination on technology-enabled companies incorporated and operating in Latin America, targets with which the Company may pursue a business combination could include U.S. businesses or companies in Latin America that have subsidiaries or operations in the United States. A business combination with a U.S. business or foreign business with U.S. subsidiaries or operations that we may wish to pursue may be subject to CFIUS review or other regulatory review, depending on the Company’s ultimate share ownership following the business combination and other factors.

If a particular proposed business combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to modify or delay our proposed business combination, impose conditions with respect to such business combination, request the President of the United States to order us to divest all or a portion of the U.S. target business of our business combination that we acquired without first obtaining CFIUS approval, or prohibit the business combination entirely. Accordingly, the pool of potential targets with which the proposed business combination can occur may be limited. These risks may delay or prevent us from pursuing our initial business combination with certain target companies that we believe would otherwise be attractive to us and our shareholders.

The process of government review or a decision to delay or prohibit the transaction, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our business combination. If we are unable to consummate our business combination within the applicable time period required under the Company’s amended and restated memorandum and articles of association, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a business combination.

***

If you have any questions or comments regarding the foregoing, please contact me at angel@melikaszek.com or (650) 441-9086. The Company looks forward to working with you on this matter.

Sincerely,

/s/ Angel Uribe

Name: Angel Uribe

Title:   Chief Investment Officer

cc:	Pedro Arnt Hernan Kazah

4